$167,800 Avg. Salary* - **An Online MBA Straight From The Nations Tech Capital.**



Nick Hodges · 2nd

Make a positive impact.

Salt Lake City Metropolitan Area ·

Contact info

281 connections

 **1 mutual connection:** Lydia Smith

Connect   Message   More

Halcium

Arizona State University

Experience

Founder
Halcium · Full-time
Jan 2017 – Present · 4 yrs 7 mos
Salt Lake City Metropolitan Area

We're changing energy for the better - and we're starting with an innovative small wind turbine.

FP&A Manager
Amadeus · Full-time
Dec 2018 – Aug 2019 · 9 mos

 **Head Of Finance**
Klymit · Full-time
Nov 2015 – Oct 2018 · 3 yrs

 **Controller**



Legacy Fields · Full-time
Jan 2015 – Nov 2015 · 11 mos

Trading & Sales
Various Investment Firms · Full-time
Jun 2009 – Jan 2015 · 5 yrs 8 mos

Edward Jones, Fidelity, TD Ameritrade

Education



Arizona State University
Master of Business Administration - MBA, Finance
2009 – 2011



Union College (NE)
Bachelor's degree, Business Administration
2004 – 2008

Skills & endorsements

Finance · 2

Andrew Jones and 1 connection have given endorsements for this skill

Cash Flow Forecasting · 2

Andrew Jones and 1 connection have given endorsements for this skill

Microsoft Excel · 2

Andrew Jones and 1 connection have given endorsements for this skill

Show more ⌄